UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 5)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

COCA-COLA CONSOLIDATED, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, $1.00 par value

(Title of Class of Securities)

191098102

(CUSIP Number of Class of Securities)

E. Beauregarde Fisher III, Esq.

Executive Vice President, General Counsel and Secretary

Coca-Cola Consolidated, Inc.

4100 Coca-Cola Plaza

Charlotte, North Carolina 28211

(980) 392-8298

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

Brian M. Janson, Esq.

Jeffrey D. Marell, Esq.

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

(212) 373-3000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

AMENDMENT NO. 5 TO SCHEDULE TO

This Amendment No. 5 (this “Amendment No. 5”) amends and supplements the Tender Offer Statement on Schedule TO originally filed by Coca-Cola Consolidated, Inc., a Delaware corporation (“Coca-Cola Consolidated” or the “Company”), on May 20, 2024 (together with any amendments or supplements thereto, the “Schedule TO”) in connection with the Company’s offer to purchase for cash up to $2,000 million in value of shares of its issued and outstanding Common Stock, par value $1.00 per share, at a price of not less than $850 nor greater than $925 per share upon the terms and subject to the conditions described in the Offer to Purchase, dated May 20, 2024 (the “Offer to Purchase”), a copy of which was filed as
Exhibit (a)(1)(A) to the Schedule TO, and in the related Letter of Transmittal (the “Letter of Transmittal” and, together with the Offer to Purchase, as they may be amended or supplemented from time to time, the “Offer”), a copy of which was filed as Exhibit (a)(1)(B) to the Schedule TO.

Only those items amended or supplemented are reported in this Amendment No. 5. Except as specifically provided herein, the information contained in the Schedule TO remains unchanged and this Amendment No. 5 does not modify any of the information previously reported on the Schedule TO. You should read this Amendment No. 5 together with the Schedule TO and all exhibits attached thereto, including the Offer to Purchase and the Letter of Transmittal, as each may be amended or supplemented from time to time.

Item 4. Terms of the Transaction.

Item 4(b) of the Schedule TO is hereby amended and supplemented by the following information:

As described in the Offer to Purchase, based on the approximate number of shares of Common Stock the Company expects to accept for payment in the Offer at the expected price of $925 per share, the Company expects to purchase 598,619 shares of Common Stock from Carolina Coca-Cola Bottling Investments, Inc. (“CCCBI”), an indirect wholly-owned subsidiary of The Coca-Cola Company, at the same price per share as the Company expects to pay in the Offer, for an aggregate purchase price of approximately $553.7 million. The Company expects to purchase the shares of Common Stock from CCCBI on the 11th business day after the expiration of the Offer pursuant to the purchase agreement, dated May 6, 2024, by and between the Company and CCCBI, subject to the satisfaction or waiver of the conditions to the closing under the purchase agreement.

Item 5. Past Contracts, Transactions, Negotiations and Agreements.

Item 5(e) of the Schedule TO is hereby amended and supplemented by the following information:

As described in the Offer to Purchase and Item 4 of this Amendment No. 5, the Company expects to purchase 598,619 shares of Common Stock from CCCBI, at the same price per share as the Company expects to pay in the Offer, for an aggregate purchase price of approximately $553.7 million. The Company expects to purchase the shares of Common Stock from CCCBI on the 11th business day after the expiration of the Offer pursuant to the purchase agreement, dated May 6, 2024, by and between the Company and CCCBI, subject to the satisfaction or waiver of the conditions to the closing under the purchase agreement.

Item 7. Source and Amount of Funds or Other Consideration.

Item 7(a), (b) and (d) of the Schedule TO are hereby amended and supplemented by the following information:

The information set forth in this Amendment No. 5 under the heading “Section 10 — Financial Statements” is incorporated herein by reference.

Item 10. Financial Statements.

Item 10 of the Schedule TO is amended and restated in its entirety as follows:

Summary Historical and Pro Forma Financial Information. The following tables set forth (1) our summary historical consolidated financial information for the year ended December 31, 2023 and as of and for the quarter ended March 29, 2024 and (2) our pro forma financial information as of and for the same periods, assuming (a) the purchase of 14,392 shares in the Offer and the purchase of 598,619 shares in the Share Repurchase, each at a Purchase Price of $925 per share for an aggregate purchase price of approximately $567 million, (b) the payment of fees and expenses related to the Offer and the Share Repurchase of approximately $6.5 million and (c) the funding of the Offer and the Share Repurchase with an aggregate of $1.2 billion of gross proceeds from an offering of senior unsecured notes consummated in connection with the Offer and the Share Repurchase, offset by debt issuance fees of approximately $15.5 million and an original issue discount of $1.6 million. The pro forma information is based on our historical financial information for the fiscal year ended December 31, 2023 and as of and for the quarter ended March 29, 2024, and gives effect to the Offer, the consummation of the Share Repurchase and the related financing, as if they were completed on January 1, 2023, in the case of income statement information, and at March 29, 2024, in the case of balance sheet information. The pro forma financial information is intended for informational purposes only and does not purport to be indicative of the results that would actually have been obtained if the Offer and the Share Repurchase had been completed at the dates indicated or that may be obtained at any date in the future.

Consolidated Statements of Income Data

	First Quarter 2024				Fiscal Year 2023
	Actual	Adjustments		As Adjusted	Actual	Adjustments		As Adjusted
	(in thousands)				(in thousands)
Net Sales	$1,591,626			$1,591,626	$6,653,858			$6,653,858
Cost of Sales	951,067			951,067	4,055,147			4,055,147

Gross Profit	640,559	—		640,559	2,598,711	—		2,598,711
SD&A Expenses	425,153			425,153	1,764,260			1,764,260

Income from Operations	215,406	—		215,406	834,451	—		834,451
Interest (Income) Expense, net	(2,716)	9,237	(a)	6,521	(918)	36,534	(a)	35,616
Mark-to-market on acquisition related contingent consideration	(5,541)			(5,541)	159,354			159,354
Pension Plan Settlement Expense	—	—			112,796			112,796
Other Expense, net	828			828	5,738			5,738

Income Before Taxes	222,835	(9,237)		213,598	557,481	(36,534)		520,947
Income Tax Expense	57,094	(2,291	)(b)	54,803	149,106	(9,060	)(b)	140,046

Net Income	$165,741	$(6,946)		$158,795	$408,375	$(27,473)		$380,902
Basic EPS
Weighted Average Common Shares	8,369	(613	)(c)	7,756	8,369	(613	)(c)	7,756
Weighted Average Class B Common Shares	1,005			1,005	1,005			1,005
Common Shares Allocated Earnings	$147,976			$140,583	$364,593			$337,208
Class B Common Shares Allocated Earnings	$17,765			$18,212	$43,782			$43,694
Common Stock	$17.68			$18.13	$43.56			$43.48
Class B Common Stock	$17.68			$18.12	$43.56			$43.48
Diluted EPS
Weighted Average Common Shares	9,387	(613	)(c)	8,774	9,392	(613	)(c)	8,779
Weighted Average Class B Common Shares	1,018			1,018	1,023			1,023
Common Shares Allocated Earnings	$165,741			$158,795	$408,375			$380,902
Class B Common Shares Allocated Earnings	$17,779			$18,231	$44,400			$44,306
Common Stock	$17.66			$18.10	$43.48			$43.39
Class B Common Stock	$17.46			$17.91	$43.40			$43.31

(a)

Assumes an increase in our outstanding debt principal of $1.2 billion at a blended rate of interest of 5.33%, where a one-eighth percentage variance in the assumed blended interest rate would result in a change in annual interest expense of approximately $1.5 million. Also assumes amortization of capitalized debt issuance costs and additional net interest income on the incremental portion of cash proceeds from the offering of senior unsecured notes not used to complete the Offer and the Share Repurchase, as well as cash savings due to lower assumed dividend payments on fewer shares outstanding. The interest rates assumed are 5.00% for 2023 and 5.25% for the first quarter of 2024. Assumed interest rates are subject to change.

(b)	Income tax expense adjustment is assumed using the applicable federal and blended state statutory tax rates for each period.
(c)	Reflects the purchase of 14,392 shares in the Offer and the purchase of 598,619 shares pursuant to the Share Repurchase, for an aggregate repurchase of 613,011 shares of Common Stock.

Consolidated Balance Sheet Data

	As of March 29, 2024
	Actual	Adjustments		As Adjusted
	(in thousands)
ASSETS
Current Assets:
Cash and cash equivalents	$401,260	$609,345	(d)	$1,010,605
Short-term investments	183,639			183,639
Accounts receivable, trade	568,014			568,014
Allowance for doubtful accounts	(16,575)			(16,575)
Accounts receivable from The Coca-Cola Company	60,740			60,740
Accounts receivable, other	67,096			67,096
Inventories	361,086			361,086
Prepaid expenses and other current assets	89,593			89,593

Total current assets	1,714,853	609,345		2,324,198

Property, plant and equipment, net	1,321,681			1,321,681
Right-of-use assets - operating leases	116,129			116,129
Leased property under financing leases, net	4,373			4,373
Other assets	156,140			156,140
Goodwill	165,903			165,903
Distribution agreements, net	810,920			810,920
Customer lists, net	7,093			7,093

Total assets	$4,297,092	$609,345		$4,906,437

LIABILITIES AND EQUITY
Current Liabilities:
Current portion of obligations under operating leases	$25,085			$25,085
Current portion of obligations under financing leases	2,536			2,536
Accounts payable, trade	346,999			346,999
Accounts payable to The Coca-Cola Company	206,494			206,494
Other accrued liabilities	254,465			254,465
Accrued compensation	82,297			82,297

Total current liabilities	917,876	—		917,876

Deferred income taxes	185,001			185,001
Pension and postretirement benefit obligations	60,779			60,779
Other liabilities	831,596			831,596
Noncurrent portion of obligations under operating leases	96,979			96,979
Noncurrent portion of obligations under financing leases	4,382			4,382
Long-term debt	599,293	1,182,884	(e)	1,782,177

Total liabilities	2,695,906	1,182,884		3,878,790

Equity:
Common Stock, $1.00 par value	11,431			11,431
Class B Common Stock, $1.00 par value	1,633			1,633
Additional paid-in capital	135,953			135,953
Retained earnings	1,517,852			1,517,852
Accumulated other comprehensive loss	(4,429)			(4,429)

	As of March 29, 2024
	Actual	Adjustments		As Adjusted
	(in thousands)
Treasury stock, at cost: Common Stock	(60,845)	(573,539	)(f)	(634,384)
Treasury stock, at cost: Class B Common Stock	(409)			(409)

Total equity	1,601,186	(573,539)		1,027,647

Total liabilities and equity	$4,297,092	$609,345		$4,906,437

Book value per share	$170.81 (g)			$117.30 (g)

(d)

Assumes an increase in cash of approximately $609 million after the use of $591 million of the $1.2 billion of cash proceeds from an offering of senior unsecured notes, offset by debt issuance fees of approximately $15.5 million, for the Offer, the Share Repurchase and related fees and expenses of approximately $6.5 million.

(e)	Assumes $1.2 billion in aggregate principal from an offering of senior unsecured notes offset by approximately $15.5 million of debt issuance costs and an original issue discount of $1.6 million.
(f)

Reflects the purchase of 14,392 shares in the tender offer and the purchase of 598,619 shares pursuant to the Repurchase Agreement, each at the Purchase Price of $925.00 per share for an aggregate purchase price of approximately $567 million. Also reflects related fees and expenses of approximately $6.5 million.

(g)	Reflects total equity divided by shares outstanding.

Capitalization

	As of March 29, 2024
	Actual	As Adjusted
	(in thousands)
Cash, cash equivalents, and short term investments	$584,899	$1,194,244
Long-term debt:
3.80% senior bonds due 2025	350,000	350,000
3.93% senior notes due 2026	100,000	100,000
3.96% senior notes due 2030	150,000	150,000
5.25% senior notes due 2029	—	700,000
5.45% senior notes due 2034	—	500,000
Unamortized discount on Sr. Bonds	(15)	(15)
Unamortized discount on Notes	—	(1,634)
Debt issuance costs	(692)	(16,174)
Revolving credit facility	—	—

Total long-term debt	599,293	1,782,177

Obligations under capital leases	6,918	6,918
Equity:
Common stock, $1.00 par value	11,431	11,431
Class B common stock, $1.00 par value	1,633	1,633
Class C common stock, $1.00 par value	—	—
Capital in excess of par value	135,953	135,953
Retained earnings	1,517,852	1,517,852
Accumulated other comprehensive loss	(4,429)	(4,429)
Less - Treasury stock, at cost:
Common stock	(60,845)	(634,384)
Class B common stock	(409)	(409)

Total equity	1,601,186	1,027,647

Total capitalization	$2,207,397	$2,816,742

Item 11. Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented by the following information:

On June 20, 2024, the Company issued a press release announcing the preliminary results of the Offer, which expired at 5:00 p.m., New York City time, on June 18, 2024. The press release also announced the number of shares of Common Stock the Company expects to purchase from CCCBI on the 11th business day following the expiration of the Offer pursuant to the purchase agreement, dated May 6, 2024, by and between the Company and CCCBI. A copy of the press release is filed as Exhibit (a)(5)(C) to this Amendment No. 5 and is incorporated herein by reference.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

(a)(5)(C)   Press release issued by Coca-Cola Consolidated, Inc., dated June 20, 2024.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 20, 2024

COCA-COLA CONSOLIDATED, INC.

	By:	/s/ F. Scott Anthony
	Name:	F. Scott Anthony
	Title:	Executive Vice President and Chief Financial Officer